Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statements on Form S-8 of Wauwatosa Holdings, Inc. of our reports dated March 15, 2007 with respect to the consolidated balance sheets of Wauwatosa Holdings, Inc. and Subsidiaries as of December 31, 2006 and 2005 and June 30, 2005, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the years ended December 31, 2006 and June 30, 2005 and 2004 and the six month period ended December 31, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, which reports appear in the December 31, 2006 annual report on Form 10-K of Wauwatosa Holdings, Inc.
/s/ KPMG LLP
Milwaukee, Wisconsin
March 15, 2007